February 11, 2025

Yunlei Wang
Chief Executive Officer
Youlife Group Inc.
Room C431, Changjiang Software Park
No. 180 South Changjiang Road
Baoshan District, Shanghai 201900
China

       Re: Youlife Group Inc.
           Amendment No. 3 to Draft Registration Statement on Form F-4 Submitted January 17, 2025
           CIK No. 0002028177
Dear Yunlei Wang:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 13, 2024 letter.

Amendment No. 3 to Draft Registration Statement on Form F-4
Dilution, page 23

1. We reviewed your response and revised disclosure in response to prior comment 5.
       The revisions did not address the disclosure requirement of Item 1604(c) of
       Regulation S-K. The SPAC's net tangible book value per share, as adjusted, should depict the net tangible assets per share that the SPAC will contribute to the post-
       combination entity. The pro forma amounts presented here do not satisfy the Item
       1604(c) requirements. Please revise to present in a tabular form your calculations of
 February 11, 2025
Page 2

       the numerator and denominator used to arrive at the SPAC's net tangible book value per share, as adjusted. The calculation of the numerator (SPAC's net tangible book
       value, as adjusted) should begin with the SPAC   s historical net
tangible book value as
       of the most recent balance sheet date, and include material adjustments, such as probable or consummated transactions and other effects from the de-SPAC transaction
       (e.g., all financing transactions, payment of deferred underwriting costs, payments of compensation to a SPAC sponsor, de-SPAC transaction costs, reclassifications from the trust account to cash, etc.), while excluding the de-SPAC transaction itself. The calculation of the denominator (total shares, as adjusted) should separately list each item (e.g., Founder Shares, Public Shares, Earnout Shares issued to Sponsor, shares issued upon conversions, other share adjustments, etc.), excluding the de-SPAC transaction itself, that is probable of occurring prior to or in conjunction with the de-
       SPAC transaction. Refer to Section II.D.3 of SEC Release No. 33-11265.
2. Please tell us how you calculated the number of shares underlying Public Rights. In this regard, tell us if Public Rights are terminated upon redemption.
3. Your disclosure on page 21 states that the maximum redemption scenario does not take into account the Minimum Cash Condition. The same disclosure is made on page
       185 of your Unaudited Pro Forma Condensed Combined Financial
Information.
       Please tell us why your calculations are appropriate considering under
Item 1604(c) of
       Regulation S-K, redemption levels that are not possible should not be selected. Refer to Section II.D.3 of SEC Release No. 33-11265.
Summary of the Proxy Statement/Prospectus
Permissions Required from the PRC Authorities for Youlife's Operations, page 58

4. We note your revisions in response to comment 2. Please revise this section, as you did the following section, to state whether any permission or approvals sought by you or your subsidiaries in connection with operating your business have been denied.
Unaudited Pro Forma Condensed Combined Financial Information, page 184

5.     Please tell us why the pro forma financial information does not use
Distoken's
       financial information as of and for the nine months ended September 30, 2024.
Youlife Group Inc. Consolidated Financial Statements
2. Summary of significant accounting policies, page F-104

6.     Please disclose your fiscal year end.
 February 11, 2025
Page 3

       Please contact Valeria Franks at 202-551-7705 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Lilyanna Peyser at 202-551-
3222 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Ke (Ronnie) Li